

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2024

Simone Wu
Senior VP, General Counsel, Corporate Secretary & External Affairs
Choice Hotels International, Inc.
915 Meeting St.
Bethesda, Maryland 20852

> **Re: Choice Hotels International, Inc.**
> **Wyndham Hotels & Resorts, Inc.**
> **Schedule TO-T/A filed on February 27, 2024 and filed by Choice Hotels International, Inc.**
> **File No. 5-90832**
> **Form S-4/A filed on February 27, 2024 and filed by Choice Hotels International, Inc.**
> **File No. 333-275998**

Dear Simone Wu:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule TO-T/A and Form S-4/A filed February 27, 2024

General

1. On the cover page to the prospectus, you state that "THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MARCH 8, 2024, UNLESS THE OFFER IS EXTENDED." Please revise to reflect that shareholders currently have withdrawal rights in the offer until tendered shares are accepted for payment, as stated later in the prospectus.

2. We note the revised disclosure, on page 4 and throughout the prospectus, that Choice may choose to let the offer expire if the Competition Laws Condition is the only condition that

has not been satisfied or waived at the scheduled expiration time. If such circumstances were to occur prior to the Ticking Fee Commencement Date, it appears it would be impossible for any Additional Consideration to accrue, as the Ticking Fee Proration Factor is determined based on the period "elapsed after the Ticking Fee Commencement Date to . . . the scheduled date of expiration." In addition, if the offer expires as to acceptances before the Ticking Fee Commencement Date pending receipt of required regulatory approvals, Choice could not ensure that the offer would remain open for at least ten business days after the amount and form of the Additional Consideration "fixes" and is disclosed, as required by Rule 14e-1(b). Please revise or advise.

3.   See our last comment above. We understand your disclosure on page 4, and elsewhere in the prospectus, to mean that you may close the offer if, as of the expiration, the Competition Laws Condition is the only unsatisfied condition, but would delay acceptance of and payment for tendered shares until such condition is satisfied. Please revise to state this more clearly and in plain language. Your revised disclosure should advise shareholders who have tendered through that time that they may not receive payment for their tendered shares for an extended period, if at all. Revised disclosure should provide an estimate of the time period for obtaining regulatory approvals, based on information currently known to you, including the minimum time period needed based on current facts. It should also note that shareholders may withdraw their tendered shares at any time before they are accepted for payment. Finally, undertake in your response letter to provide updates about material developments in the regulatory approval process and advise how you would disseminate such information to shareholders.

4.   If the Competition Laws Condition is the only condition that has not been satisfied or waived at expiration, Choice has reserved the right to close the offer for acceptances but retain tendered shares (subject to tendering holders' right to withdraw until their shares are accepted). However, the Minimum Tender Condition must be satisfied at the expiration of the acceptance period and requires that at least a majority of Wyndham Common Stock have been tendered. Given that tendering holders can withdraw their shares at any time until those shares are accepted, and given that you expect that regulatory conditions will survive expiration and will prevent acceptance of tendered shares for an extended period of time, revise to explain what will occur if the Minimum Tender Condition is satisfied at expiration but, as a result of withdrawals, is no longer satisfied at some time before regulatory approvals are received. Note that if you waive the Minimum Tender Condition at expiration of the acceptance period for the offer, you must extend and disseminate new disclosure discussing the impact of such a change on the combined entity going forward.

Conditions to the Offer, page 22

5.   We note the disclosure on page 22 that if Choice determines at expiration of the offer that any of the offer conditions remain unsatisfied (except the Competition Laws Condition, the Registration Statement Condition, the Choice Stockholder Approval Condition or the

Stock Exchange Listing Condition) Choice will waive such condition(s). Please revise here and where appropriate throughout the prospectus to clarify that if Choice waives an offer condition at expiration, it must generally extend the offer and disseminate disclosure to shareholders about the impact of such change.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Laura McKenzie at 202-551-4568 or Christina Chalk at 202-551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions